UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

_________________________

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

TERRAFORM POWER, INC.
(Name of Issuer)
Class A Common Stock, $0.01 par value
(Title of Class of Securities)
88104R100
(CUSIP Number)
Ken Maiman Appaloosa Management L.P. 51 John F. Kennedy Parkway, 2nd Floor Short Hills, New Jersey 07078 Tel. No.: (973) 701-7000	with a copy to: Lawrence M. Rolnick, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas, 17th Floor New York, New York 10020 (646) 414-6930
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 30, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Appaloosa Investment Limited Partnership I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	2,518,826
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	2,518,826

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,518,826
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.15%(1)
14	TYPE OF REPORTING PERSON: PN

(1) The percentage set forth in Row 13 of this Cover Page is based on the 80,033,122 shares of Class A Common Stock (as defined herein) of the Issuer (as defined herein) outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Palomino Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	3,549,174
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	3,549,174

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,549,174
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.43%(1)
14	TYPE OF REPORTING PERSON: CO

(1) The percentage set forth in Row 13 of this Cover Page is based on the 80,033,122 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Thoroughbred Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	642,026
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	642,026

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 642,026
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.80%(1)
14	TYPE OF REPORTING PERSON: PN

(1) The percentage set forth in Row 13 of this Cover Page is based on the 80,033,122 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Thoroughbred Master Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	689,974
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	689,974

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 689,974
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.86%(1)
14	TYPE OF REPORTING PERSON: CO

(1) The percentage set forth in Row 13 of this Cover Page is based on the 80,033,122 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Appaloosa Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	7,400,000
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	7,400,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.25%(1)
14	TYPE OF REPORTING PERSON: PN

(1) The percentage set forth in Row 13 of this Cover Page is based on the 80,033,122 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
Appaloosa Partners Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	7,400,000
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	7,400,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.25%(1)
14	TYPE OF REPORTING PERSON: CO

(1) The percentage set forth in Row 13 of this Cover Page is based on the 80,033,122 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

CUSIP No. 88104R100
1	NAMES OF REPORTING PERSONS.
David A. Tepper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

NUMBER OF	7	SOLE VOTING POWER:
SHARES BENEFICIALLY	8	SHARED VOTING POWER:	7,400,000
OWNED BY
EACH REPORTING	9	SOLE DISPOSITIVE POWER:
PERSON WITH	10	SHARED DISPOSITIVE POWER:	7,400,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.25%(1)
14	TYPE OF REPORTING PERSON: IN

(1) The percentage set forth in Row 13 of this Cover Page is based on the 80,033,122 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

ITEM 1.     Security and Issuer.

This Statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”) of TerraForm Power, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 7550 Wisconsin Avenue, 9th Floor, Bethesda, Maryland, 20814.

ITEM 2.     Identity and Background.

(a)    This Schedule 13D is being filed by and on behalf of: (i) Appaloosa Investment Limited Partnership I, a Delaware limited partnership (“AILP”); (ii) Palomino Fund Ltd., a British Virgin Islands company (“Palomino”); (iii) Thoroughbred Fund L.P., a Delaware limited partnership (“TFLP”); (iv) Thoroughbred Master Ltd., a British Virgin Islands company (“TML” and collectively with AILP, Palomino and TFLP, the “Funds”); (v) Appaloosa Management L.P., a Delaware limited partnership (“AMLP”); (vi) Appaloosa Partners Inc., a Delaware corporation (“API”); and (vii) David A. Tepper (“Mr. Tepper”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as, the “Reporting Persons.” Each of the Reporting Persons is party to a Joint Filing Agreement, which is attached hereto as Exhibit A. Accordingly, the Reporting Persons are hereby filing this joint Schedule 13D.

This Schedule 13D relates to the Class A Common Stock held for the account of the Funds. AMLP is the general partner of AILP and TFLP and serves as investment adviser to the Funds. API is the general partner of AMLP. Mr. Tepper is the sole stockholder and the President of API. Each of AMLP, API and Mr. Tepper may be deemed to have voting and dispositive power over the Class A Common Stock held for the account of the Funds.

(b)    The business address of AMLP is Appaloosa Management L.P., 51 John F. Kennedy Pkwy, Short Hills, NJ 07078. The business address of each of the Funds, API and Mr. Tepper is c/o Appaloosa Management L.P., 51 John F. Kennedy Pkwy, Short Hills, NJ 07078.

(c)    The principal business of each of the Funds is investing in securities. The principal business of AMLP is serving as the general partner of AILP and TFLP and as the investment adviser of certain investment funds, including the Funds. The principal business of API is serving as the general partner of AMLP. The principal business of Mr. Tepper is serving as the sole stockholder and president of API.

Information regarding each executive officer and director of Palomino, TML and API and the general partner of each of AILP, TFLP and AMLP are set forth in Exhibit B hereto and incorporated herein by reference.

(d)    None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Mr. Tepper is a citizen of the United States.

ITEM 3.     Source and Amount of Funds or Other Consideration.

As of December 1, 2015: (i) AILP owns 2,518,826 shares of Class A Common Stock (the “AILP Shares”), which were acquired with the funds of AILP; (ii) Palomino owns 3,549,174 shares of Class A Common Stock (the “Palomino Shares”), which were acquired with the funds of Palomino; (iii) TFLP owns 642,026 shares of Class A Common Stock (the “TFLP Shares”), which were acquired with the funds of TFLP; and (iv) TML owns 689,974 shares of Class A Common Stock (the “TML Shares,” and collectively with the AILP Shares, the Palomino Shares and the TFLP Shares, the “Shares”), which were acquired with the funds of TML. AMLP may be deemed to beneficially own the Shares as a result of being the general partner of AILP and TFLP and the investment adviser of the Funds. API may be deemed to beneficially own the Shares as a result of being the general partner of AMLP. Mr. Tepper may be deemed to beneficially own the Shares as a result of being the sole stockholder and president of API. The Reporting Persons may therefore be deemed to beneficially own 7,400,000 shares of Class A Common Stock, of which 2,518,826 shares, 3,549,174 shares, 642,026 shares and 689,974 shares, are beneficially owned by each of AILP, Palomino, TFLP and TML, respectively, representing 9.25%, 3.15%, 4.43%, 0.80% and 0.86%, respectively, of the issued and outstanding shares of the Class A Common Stock of the Issuer as of December 1, 2015.

All of the shares of Class A Common Stock held by each Fund have been acquired using the working capital of such Fund.

The filing of this Schedule 13D shall not be construed as an admission that AILP, Palomino, TFLP or TML is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise, the beneficial owner of any of the shares of Class A Common Stock held by the other of them. Pursuant to Rule 13d-4, each of the Funds disclaims all such beneficial ownership and the Reporting Persons expressly declare that the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

 ITEM 4.     Purpose of the Transaction.

The acquisition of the Shares by the Reporting Persons was for investment purposes. AMLP, on behalf of the Funds (in their capacity as stockholders and holders of senior notes issued by TerraForm Power Operating, LLC, an affiliate of the Issuer), sent a letter to the Issuer’s board of directors on November 25, 2015. A copy of the letter is filed as Exhibit C to this Schedule 13D. The letter admonished the members of the Corporate Governance and Conflicts Committee of the Issuer’s board of directors to discharge their fiduciary duty and investigate the propriety of certain recent transactions and the overall relationship between the Issuer and the Issuer’s sponsor, SunEdison Inc. (“SUNE”).

Meanwhile, the Issuer delayed disclosure of the details surrounding the abrupt resignation on November 20, 2015 of four of its board members, which followed SUNE’s appointment of additional members to the Issuer’s board of directors. Three of the resignations were the result of a disagreement with SUNE’s designation of interested parties to the Issuer’s board of directors, and two of the resigning members stated their belief that, as a result of SUNE’s actions, they would no longer be able to “protect the interests of the [Issuer’s] stockholders” in their capacity as board members.

The Reporting Persons are independently exploring potential claims of impropriety against the parties (including their respective advisors) concerning the Issuer’s and SUNE’s transactions described herein.

The Reporting Persons acquired the shares of Class A Common Stock for investment purposes based on the belief that such securities, when purchased, represented an attractive investment opportunity. Although the Reporting Persons have no specific plan or proposal to acquire additional securities of the Issuer, each of the Reporting Persons expects to continuously review such person’s investment in the Issuer and, depending on various factors, including but not limited to, the price of the shares of Class A Common Stock, the terms and conditions of the transaction, prevailing market conditions, the Issuer’s financial condition, business, operations and prospects, other investment opportunities, liquidity and diversification objectives of the Reporting Persons and/or other investment considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals, acquire additional shares of Class A Common Stock, preferred stock or other securities convertible into or exercisable or exchangeable for Class A Common Stock from time to time on the open market, in privately-negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Class A Common Stock.

Although the Reporting Persons have no specific plan or proposal to dispose of shares of Class A Common Stock, each Reporting Person also may, at any time and from time to time, subject to compliance with applicable securities laws and regulatory requirements, dispose of or distribute some or all of its Class A Common Stock or such other securities it owns or may subsequently acquire depending on various factors, including but not limited to, the price of Class A Common Stock, the terms and conditions of the transaction, prevailing market conditions, the Issuer’s financial condition, business, operations and prospects, other investment opportunities, liquidity and diversification objectives of the Reporting Persons and/or other investment considerations. Each Reporting Person may, from time to time, enter into stock trading plans intended to satisfy the requirements of Rule 10b5-1 of the Exchange Act.

The Reporting Persons may participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to the shares of Class A Common Stock owned by the Reporting Persons.

Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, business plan and objectives and the composition of the board of directors. The Reporting Persons may discuss ideas that, if effected, may result in any of the following: the acquisition by persons of additional shares of Class A Common Stock or the disposition of shares of Class A Common Stock held by the Reporting Person or other persons, an extraordinary corporate transaction involving the Issuer and/or changes in the board of directors or management of the Issuer.

Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and carry out any of the actions or transactions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, to the extent deemed advisable by the Reporting Persons.

ITEM 5.     Interest in Securities of the Issuer.

(a)    The aggregate number and percentage of shares of Class A Common Stock to which this Schedule 13D relates is 7,400,000 shares of Class A Common Stock held for the account of the Funds, constituting approximately 9.25% of the Issuer’s currently outstanding Class A Common Stock. The percentage of shares of Class A Common Stock reported herein are based on the 80,033,122 shares of Class A Common Stock of the Issuer outstanding as of October 31, 2015, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

(i) AILP:

(a)	As of December 1, 2015, AILP may be deemed the beneficial owner of 2,518,826 shares of Class A Common Stock.
Percentage: Approximately 3.15% as of December 1, 2015.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,518,826 shares of Class A Common Stock

3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,518,826 shares of Class A Common Stock

(ii) Palomino:

(a)	As of December 1, 2015, Palomino may be deemed the beneficial owner of 3,549,174 shares of Class A Common Stock.
Percentage: Approximately 4.43% as of December 1, 2015.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,549,174 shares of Class A Common Stock

3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,549,174 shares of Class A Common Stock

(iii) TFLP:

(a)	As of December 1, 2015, TFLP may be deemed the beneficial owner of 642,026 shares of Class A Common Stock.
Percentage: Approximately 0.80% as of December 1, 2015.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 642,026 shares of Class A Common Stock

3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 642,026 shares of Class A Common Stock

(iv) TML:

(a)	As of December 1, 2015, TML may be deemed the beneficial owner of 689,974 shares of Class A Common Stock.
Percentage: Approximately 0.86% as of December 1, 2015.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 689,974 shares of Class A Common Stock

3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 689,974 shares of Class A Common Stock

(v) AMLP:

(a)	As of December 1, 2015, AMLP may be deemed the beneficial owner of 7,400,000 shares of Class A Common Stock.
Percentage: Approximately 9.25% as of December 1, 2015.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,400,000 shares of Class A Common Stock

3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,400,000 shares of Class A Common Stock

(vi) API:

(a)	As of December 1, 2015, API may be deemed the beneficial owner of 7,400,000 shares of Class A Common Stock.
Percentage: Approximately 9.25% as of December 1, 2015.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,400,000 shares of Class A Common Stock

3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,400,000 shares of Class A Common Stock

(vii) Mr. Tepper:

(a)	As of December 1, 2015, Mr. Tepper may be deemed the beneficial owner of 7,400,000 shares of Class A Common Stock.
Percentage: Approximately 9.25% as of December 1, 2015.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,400,000 shares of Class A Common Stock

3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,400,000 shares of Class A Common Stock

(b)    By virtue of its role as the general partner and investment adviser of AILP, AMLP has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 2,518,826 shares of Class A Common Stock beneficially owned by it and held for the account of AILP. By virtue of its role as the investment adviser of Palomino, AMLP has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 3,549,174 shares of Class A Common Stock beneficially owned by it and held for the account of Palomino. By virtue of its role as the general partner and investment adviser of TFLP, AMLP has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 642,026 shares of Class A Common Stock beneficially owned by it and held for the account of TFLP. By virtue of its role as the investment adviser of TML, AMLP has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 689,974 shares of Class A Common Stock beneficially owned by it and held for the account of TML. By virtue of its role as general partner of AMLP, API may be deemed to have shared voting power and shared dispositive power with respect to all Class A Common Stock as to which AMLP has voting power or dispositive power and held for the account of the Funds. By virtue of his role as the sole stockholder and president of API, Mr. Tepper may be deemed to have shared voting power and shared dispositive power with respect to all Class A Common Stock as to which API has voting power or dispositive power and held for the account of the Funds.

(c)    Information concerning transactions in the Class A Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule 1 hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

(d)    None.

(e)    Not applicable.

ITEM 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Item 4 hereof is incorporated in this Item 6 by reference.

Except as described in this Schedule 13D, the Reporting Persons are not parties any other contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

ITEM 7.     Materials to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement.

Exhibit B	Information regarding the Instruction C persons.

Exhibit C	Letter sent by Appaloosa Management L.P. to the Members of the Board of Directors of TerraForm Power, Inc., dated November 25, 2015.

Schedule 1	Transactions of the Reporting Persons Effected During the Past 60 Days.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2015	APPALOOSA INVESTMENT LIMITED PARTNERSHIP I By: APPALOOSA MANAGEMENT L.P., Its General Partner By: APPALOOSA PARTNERS INC., Its General Partner
	By:	/s/ David A. Tepper
		Name:	David A. Tepper
		Title:	President

PALOMINO FUND LTD. By: APPALOOSA MANAGEMENT L.P., Its Investment Adviser By: APPALOOSA PARTNERS INC., Its General Partner
	By:	/s/ David A. Tepper
		Name:	David A. Tepper
		Title:	President

Thoroughbred Fund L.P. By: APPALOOSA MANAGEMENT L.P., Its General Partner By: APPALOOSA PARTNERS INC., Its General Partner
	By:	/s/ David A. Tepper
		Name:	David A. Tepper
		Title:	President

THOROUGHBRED MASTER LTD. By: APPALOOSA MANAGEMENT L.P., Its Investment Adviser By: APPALOOSA PARTNERS INC., Its General Partner
By:	/s/ David A. Tepper
	Name:	David A. Tepper
	Title:	President

APPALOOSA MANAGEMENT L.P. By: APPALOOSA PARTNERS INC., Its General Partner
By:	/s/ David A. Tepper
	Name:	David A. Tepper
	Title:	President

APPALOOSA PARTNERS INC.
By:	/s/ David A. Tepper
	Name:	David A. Tepper
	Title:	President

/s/ David A. Tepper
David A. Tepper

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement among the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to beneficial ownership by the undersigned of shares of Class A common stock, $0.01 par value per share, of TerraForm Power, Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended. This agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: December 2, 2015	APPALOOSA INVESTMENT LIMITED PARTNERSHIP I By: APPALOOSA MANAGEMENT L.P., Its General Partner By: APPALOOSA PARTNERS INC., Its General Partner
	By:	/s/ David A. Tepper
		Name:	David A. Tepper
		Title:	President

PALOMINO FUND LTD. By: APPALOOSA MANAGEMENT L.P., Its Investment Adviser By: APPALOOSA PARTNERS INC., Its General Partner
	By:	/s/ David A. Tepper
		Name:	David A. Tepper
		Title:	President

Thoroughbred Fund L.P. By: APPALOOSA MANAGEMENT L.P., Its General Partner By: APPALOOSA PARTNERS INC., Its General Partner
	By:	/s/ David A. Tepper
		Name:	David A. Tepper
		Title:	President

THOROUGHBRED MASTER LTD. By: APPALOOSA MANAGEMENT L.P., Its Investment Adviser By: APPALOOSA PARTNERS INC., Its General Partner
By:	/s/ David A. Tepper
	Name:	David A. Tepper
	Title:	President

APPALOOSA MANAGEMENT L.P. By: APPALOOSA PARTNERS INC., Its General Partner
By:	/s/ David A. Tepper
	Name:	David A. Tepper
	Title:	President

APPALOOSA PARTNERS INC.
By:	/s/ David A. Tepper
	Name:	David A. Tepper
	Title:	President

/s/ David A. Tepper
David A. Tepper

EXHIBIT B

INFORMATION REGARDING THE INSTRUCTION C PERSONS

The following sets forth the name, position, address, principal occupation, and citizenship of each director and executive officer of the applicable Reporting Persons and the name, state of organization, principal business, and address of the principal place of business and principal office of each general partner of the applicable Reporting Persons (such executive officers, directors, and general partners, the “Instruction C Persons”). To the best of the Reporting Persons’ knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Class A Common Stock.

Appaloosa Investment Limited Partnership I

Appaloosa Management L.P., the General Partner of Appaloosa Investment Limited Partnership I, is a Delaware limited partnership. Its principal business is acting as the general partner and as the investment adviser of certain investment funds, including Appaloosa Investment Limited Partnership I. Its principal place of business and principal office is located at 51 John F. Kennedy Pkwy, Short Hills, NJ 07078.

Thoroughbred Fund L.P.

Appaloosa Management L.P., the General Partner of Thoroughbred Fund L.P., is a Delaware limited partnership. Its principal business is acting as the general partner and as the investment adviser of certain investment funds, including Thoroughbred Fund L.P. Its principal place of business and principal office is located at 51 John F. Kennedy Pkwy, Short Hills, NJ 07078.

Appaloosa Management L.P.

Appaloosa Partners Inc., the General Partner of Appaloosa Management L.P., is a Delaware corporation. Its principal business is acting as the general partner of Appaloosa Management L.P. Its principal places of business and principal office is located at 51 John F. Kennedy Pkwy, Short Hills, NJ 07078.

Appaloosa Partners Inc.

Directors and Officers:

Citizenship/Place of
Name	Position	Address	Principal Occupation	Organization
David A. Tepper	President	c/o Appaloosa Management L.P. 51 John F. Kennedy Pkwy, Short Hills, NJ 07078	President of Appaloosa Partners Inc.	United States
James Bolin	Vice President and Secretary	c/o Appaloosa Management L.P. 51 John F. Kennedy Pkwy, Short Hills, NJ 07078	Vice President and Secretary of Appaloosa Partners Inc.	United States
Michael Palmer	Treasurer	c/o Appaloosa Management L.P. 51 John F. Kennedy Pkwy, Short Hills, NJ 07078	Treasurer of Appaloosa Partners Inc.	United States

Palomino Fund Ltd.

Directors and Officers:

Citizenship/Place of
Name	Position	Address	Principal Occupation	Organization
David A. Tepper	Director	c/o Appaloosa Management L.P. 51 John F. Kennedy Pkwy, Short Hills, NJ 07078	President of Appaloosa Partners Inc.	United States
Ernest Morrison	Director	Milner House, 18 Parliament Street, Hamilton, Bermuda	Partner of the law firm Cox Hallett Wilkinson	United Kingdom
Geoff Ruddick	Director	c/o International Management Services Ltd. P.O. Box 61, KY1-1102 4th Floor, Harbour Centre George Town, Grand Cayman Cayman Islands	Independent Fund Director at International Management Services Ltd.	Canada

THOROUGHBRED MASTER Ltd.

Directors and Officers:

Citizenship/Place of
Name	Position	Address	Principal Occupation	Organization
David A. Tepper	Director	c/o Appaloosa Management L.P. 51 John F. Kennedy Pkwy, Short Hills, NJ 07078	President of Appaloosa Partners Inc.	United States
Ernest Morrison	Director	Milner House, 18 Parliament Street, Hamilton, Bermuda	Partner of the law firm Cox Hallett Wilkinson	United Kingdom
Geoff Ruddick	Director	c/o International Management Services Ltd. P.O. Box 61, KY1-1102 4th Floor, Harbour Centre George Town, Grand Cayman Cayman Islands	Independent Fund Director at International Management Services Ltd.	Canada

Exhibit C

Letter sent by Appaloosa Management L.P. to
the Members of the Board of Directors of

TerraForm Power, Inc., dated November 25, 2015

November 25, 2015

TerraForm Power

7550 Wisconsin Avenue, 9th Floor

Bethesda, MD 20814

Attention: Board of Directors

Gentlemen:

We write in respect of Appaloosa Management LP’s (“AMLP”) holdings of TerraForm Power, Inc. (“TERP”) common equity and senior notes. We note with interest this week’s announced changes to the TERP management team and Board of Directors. Notwithstanding your explanation in the release, we find that “aligning the company’s strategic focus around acquiring projects from its Sponsor” offers little apparent benefit for TERP stakeholders and raises concern for obvious conflicts between the interests of TERP and its “Sponsor”, SunEdison (“SUNE”).

Until recently, TERP’s business purpose was to act as a vehicle to hold and finance a high quality portfolio of fully-developed wind and solar power assets that were supported by long-term power purchase agreements with large, investment-grade corporate counterparties. Isolating these projects within a ring-fenced vehicle made sense for both TERP and SUNE, as the most efficient cost of capital could be obtained by segregating them from the operational, developmental and construction risks of SUNE’s main operating businesses.

The July announcement of the acquisition of the Vivint Solar (“VSLR”) portfolio of residential rooftop assets marks an unfortunate departure from this business model and appears to serve the sole purpose of promoting SUNE’s desire to acquire VSLR’s development and operating assets, rather than enhancing the quality and value of TERP’s holdings. Indeed, the shift to weaker counterparties (homeowners) and the higher risk profile inherent in these assets (small rooftop panels) also appears to disproportionately benefit the “Sponsor’s” incentive distribution right (“IOR”) at the expense of significant downside financial risk to TERP. Worse yet, is SUNE’s stated intention (revealed through the release of an Interim Agreement between SUNE and TERP) to place 500MW per year of these inferior assets in TERP for the next 5 years.

Disclosure of the precise details of this acquisition plan is long overdue, as well. So too, are the details surrounding the distinct possibility that TERP will be forced to accept a note from SUNE (which is of dubious credit quality and market value) due to a shortfall in the market value of the assets to be delivered in the first leg of the VSLR portfolio transaction relative to the $922 million purchase price (i.e., the “Advanced Amount” mandated under the Summary of the Note Terms in Exhibit E to the Purchase Agreement between SUNE and TERP). Given the erosion in the market value of comparable rooftop operators to VSLR (SunRun and Solar City, for example) the face value of that note will likely need to be considerable (but of suspect worth given the obligor).

The reconfiguration of the Invenergy transaction announced November 9th is no better for TERP stakeholders and is obviously intended for the sole benefit of SUNE. These modifications will hand off SUNE’s responsibility for a $388 million equity warehouse commitment to TERP -- yet another departure from TERP’s traditional role of owning permanently-financed, income-producing assets. The investment also strains TERP’S resources and significantly raises its leverage and financial risk profile. In downgrading TERP’s debt to a highly-speculative rating of B2, Moody’s cited the change in operating arrangement brought about from both the Vivint and Invenergy transactions, and the inherent financial strain thereof. Greater linkage to the “Sponsor” also figured significantly in Moody’s analysis.

Thus, it is obvious that the deterioration in TERP’s security prices and credit profile this month results from (among other things): (1) the transmission of financial stress related to its “Sponsor’s” ambitious growth objectives and over-extended financial commitments; and (2) TERP’s incomplete and selective disclosures. TERP’s “reliance on third party acquisitions” has little bearing on either of those factors. We note the advertised increase in the number of independent directors on TERP’s board and trust that the Corporate Governance and Conflicts Committee (the “Conflicts Committee”) will appropriately investigate these and any other related-party transactions to ensure that they are conducted for the benefit of TERP stakeholders. Recent rumors of discussions between SUNE and VSLR regarding “strategic options” for the proposed merger transaction, if true, may represent an opportunity for the Committee to exercise its independence and relieve the financial pressures on both TERP and its “Sponsor” from this harmful transaction. Such efforts would be strongly supported by Appaloosa.

As previously suggested, substantial further disclosures are incumbent on TERP so that investors can assess the full impact of the pending transactions, the relationship between TERP and its “Sponsor”, and the circumstances surrounding the changes in TERP’s management and Board. We look forward to such disclosures and stand ready to meet and discuss any of the issues raised by this letter. In the meantime, we expect the Board and the Conflicts Committee to respect and defend the integrity of TERP’s corporate identity and the interests of its stakeholders. We reserve all rights accordingly.

Sincerely,

David A. Tepper

President

SCHEDULE 1

Transactions of the Reporting Persons Effected
During the Past 60 Days

Person	Date	Security	Amount of Shares Bought (Sold)	Approx. Price per Share (excl. commissions)	Type of Transaction
AILP	11/11/2015	Class A common stock	33,377.00	13.8605	Ordinary Brokerage Transaction
AILP	11/12/2015	Class A common stock	13,061.00	12.9959	Ordinary Brokerage Transaction
AILP	11/12/2015	Class A common stock	68,076.00	13.3564	Ordinary Brokerage Transaction
AILP	11/13/2015	Class A common stock	48,691.00	13.6476	Ordinary Brokerage Transaction
AILP	11/16/2015	Class A common stock	44,669.00	12.8066	Ordinary Brokerage Transaction
AILP	11/20/2015	Class A common stock	30,255.00	8.5048	Ordinary Brokerage Transaction
AILP	11/23/2015	Class A common stock	108,894.00	8.7661	Ordinary Brokerage Transaction
AILP	11/24/2015	Class A common stock	96,537.00	8.1632	Ordinary Brokerage Transaction
AILP	11/24/2015	Class A common stock	(5,106.00)	8.6663	Ordinary Brokerage Transaction
AILP	11/25/2015	Class A common stock	11,913.00	7.2598	Ordinary Brokerage Transaction
AILP	11/25/2015	Class A common stock	281,831.00	7.335	Ordinary Brokerage Transaction
AILP	11/25/2015	Class A common stock	7,637.00	8.0534	Ordinary Brokerage Transaction
AILP	11/27/2015	Class A common stock	134,087.00	7.1162	Ordinary Brokerage Transaction
AILP	11/30/2015	Class A common stock	1,321,541.00	6.9269	Ordinary Brokerage Transaction
AILP	12/1/2015	Class A common stock	323,363.00	8.8162	Ordinary Brokerage Transaction
Palomino	11/11/2015	Class A common stock	47,031.00	13.8605	Ordinary Brokerage Transaction
Palomino	11/12/2015	Class A common stock	18,403.00	12.9959	Ordinary Brokerage Transaction
Palomino	11/12/2015	Class A common stock	95,924.00	13.3564	Ordinary Brokerage Transaction
Palomino	11/13/2015	Class A common stock	68,608.00	13.6476	Ordinary Brokerage Transaction
Palomino	11/16/2015	Class A common stock	62,942.00	12.8066	Ordinary Brokerage Transaction
Palomino	11/20/2015	Class A common stock	42,630.00	8.5048	Ordinary Brokerage Transaction
Palomino	11/23/2015	Class A common stock	153,438.00	8.7661	Ordinary Brokerage Transaction
Palomino	11/24/2015	Class A common stock	136,026.00	8.1632	Ordinary Brokerage Transaction
Palomino	11/24/2015	Class A common stock	(7,194.00)	8.6663	Ordinary Brokerage Transaction
Palomino	11/25/2015	Class A common stock	16,787.00	7.2598	Ordinary Brokerage Transaction
Palomino	11/25/2015	Class A common stock	397,116.00	7.335	Ordinary Brokerage Transaction
Palomino	11/25/2015	Class A common stock	10,762.00	8.0534	Ordinary Brokerage Transaction
Palomino	11/27/2015	Class A common stock	188,936.00	7.1162	Ordinary Brokerage Transaction
Palomino	11/30/2015	Class A common stock	1,862,128.00	6.9269	Ordinary Brokerage Transaction
Palomino	12/1/2015	Class A common stock	455,637.00	8.8162	Ordinary Brokerage Transaction
TFLP	11/11/2015	Class A common stock	8,508.00	13.8605	Ordinary Brokerage Transaction
TFLP	11/12/2015	Class A common stock	17,352.00	13.3564	Ordinary Brokerage Transaction
TFLP	11/12/2015	Class A common stock	3,329.00	12.9959	Ordinary Brokerage Transaction
TFLP	11/13/2015	Class A common stock	12,411.00	13.6476	Ordinary Brokerage Transaction
TFLP	11/16/2015	Class A common stock	11,386.00	12.8066	Ordinary Brokerage Transaction
TFLP	11/20/2015	Class A common stock	7,712.00	8.5048	Ordinary Brokerage Transaction
TFLP	11/23/2015	Class A common stock	27,756.00	8.7661	Ordinary Brokerage Transaction
TFLP	11/24/2015	Class A common stock	(1,301.00)	8.6663	Ordinary Brokerage Transaction
TFLP	11/24/2015	Class A common stock	24,606.00	8.1632	Ordinary Brokerage Transaction
TFLP	11/25/2015	Class A common stock	3,037.00	7.2598	Ordinary Brokerage Transaction

TFLP	11/25/2015	Class A common stock	71,836.00	7.335	Ordinary Brokerage Transaction
TFLP	11/25/2015	Class A common stock	1,947.00	8.0534	Ordinary Brokerage Transaction
TFLP	11/27/2015	Class A common stock	34,177.00	7.1162	Ordinary Brokerage Transaction
TFLP	11/30/2015	Class A common stock	336,848.00	6.9269	Ordinary Brokerage Transaction
TFLP	12/1/2015	Class A common stock	82,422.00	8.8162	Ordinary Brokerage Transaction
TML	11/11/2015	Class A common stock	9,143.00	13.8605	Ordinary Brokerage Transaction
TML	11/12/2015	Class A common stock	3,578.00	12.9959	Ordinary Brokerage Transaction
TML	11/12/2015	Class A common stock	18,648.00	13.3564	Ordinary Brokerage Transaction
TML	11/13/2015	Class A common stock	13,338.00	13.6476	Ordinary Brokerage Transaction
TML	11/16/2015	Class A common stock	12,236.00	12.8066	Ordinary Brokerage Transaction
TML	11/20/2015	Class A common stock	8,287.00	8.5048	Ordinary Brokerage Transaction
TML	11/23/2015	Class A common stock	29,829.00	8.7661	Ordinary Brokerage Transaction
TML	11/24/2015	Class A common stock	26,444.00	8.1632	Ordinary Brokerage Transaction
TML	11/24/2015	Class A common stock	(1,399.00)	8.6663	Ordinary Brokerage Transaction
TML	11/25/2015	Class A common stock	3,263.00	7.2598	Ordinary Brokerage Transaction
TML	11/25/2015	Class A common stock	77,201.00	7.335	Ordinary Brokerage Transaction
TML	11/25/2015	Class A common stock	2,092.00	8.0534	Ordinary Brokerage Transaction
TML	11/27/2015	Class A common stock	36,730.00	7.1162	Ordinary Brokerage Transaction
TML	11/30/2015	Class A common stock	362,006.00	6.9269	Ordinary Brokerage Transaction
TML	12/1/2015	Class A common stock	88,578.00	8.8162	Ordinary Brokerage Transaction